Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 29, 2009, with respect to the financial statements and supplemental schedule (which expressed an unqualified opinion and contained an explanatory paragraph related to the Plan termination and the change in the basis of accounting to the liquidation basis in 2008 and an explanatory paragraph related to the adoption of Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, effective January 1, 2008) of the Handleman Company Salary deferral Plan on Form 11-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of Handleman Company on Forms S-8 (File No. 333-69389, dated December 21, 1998; File No. 333-72624, dated January 11, 2001; and File No. 333-120485, dated November 15, 2004).

/s/ Grant Thornton LLP

Southfield, Michigan

June 29, 2009